

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 5, 2018

Via E-Mail

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5306

> **Re:** **HomeStreet, Inc.**
> **Soliciting Material filed pursuant to Rule 14a-12 by Ronald K. Tanemura, Paul J. Miller, Jr., Charles W. Griege, Jr., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., BLOF II, LP, Blue Lion Capital Master Fund, L.P., and Blue Lion Opportunity Master Fund, L.P.**
> **Filed February 26, 2018**
> **File No. 001-35424**

Dear Mr. Fetzer:

We have reviewed the above captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide a basis for Mr. Griege's statement that "Unfortunately, numerous strategic missteps, inadequate corporate stewardship, and poor financial performance have eroded shareholder confidence, destroyed shareholder value and hurt the Bank's ability to serve its customers," with particular attention to the following phrases: "eroded shareholder confidence" and "hurt the Bank's ability to serve its customers."

2. You refer to and link to "a presentation to the HomeStreet Board (available here: https://tinyurl.com/y8mpemcw) on December 21, 2017." We note that such presentation

was previously filed as an exhibit to a Schedule 13D/A filing on December 27, 2017. Please re-file such presentation as soliciting material under Rule 14a-12.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner, Special Counsel, at (202) 551-8094, or me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions